--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 3. Identity and Background.

      (b) The second sentence of the third paragraph under the heading "The Stock Option Agreements" in the response to Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented in its entirety to read as follows:

       The NationsRent Option is exercisable, in whole but not in part, within 180 days after the occurrence of an event which would entitle NationsRent to receive the Termination Amounts, unless the Effective Time occurs prior to such exercise, subject to extension in certain circumstances.

Item 7. Certain Negotiations and Transactions by the Subject Company.

     Rental Service Corporation ("RSC") is engaged in discussions with NationsRent, Inc. ("NationsRent") and its financial and legal advisors with respect to the proposed merger of RSC and NationsRent in light of the pending tender offer by UR Acquisition Corporation, a wholly owned subsidiary of United Rentals, Inc., and anticipates continuing to engage in such discussions.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 1999                        Rental Service Corporation

                                                /s/ Robert M. Wilson
                                          By: _________________________________
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer